Exhibit 1

CHINA UNICOM LIMITED (Stock code: 762)

(Incorporated in Hong Kong with limited liability under Companies Ordinance)

ANNOUNCEMENT

The Board of the Company is pleased to announce the unaudited consolidated results of the Group for the first quarter ended 31 March 2006.

GROUP RESULTS

China Unicom Limited (the “Company”) is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the “Group”) for the three months ended 31 March 2006.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

As of 31 March 2006

	Unaudited As of 31 March 2006	Audited As of 31 December 2005
	RMB’000	RMB’000

ASSETS
Non-current assets
Property, plant and equipment, net	113,660,413	116,056,432
Goodwill	3,143,983	3,143,983
Other assets	7,034,983	7,818,583
Deferred income tax assets	423,739	335,234
	124,263,118	127,354,232
Current assets
Inventories	2,537,120	2,107,812
Accounts receivable, net	4,680,712	4,548,429
Prepayments and other current assets	2,466,294	2,342,467
Amounts due from Domestic Carriers	174,845	138,485
Amounts due from related parties	229,017	384,531
Short-term bank deposits	601,275	282,457
Bank balances and cash	6,564,749	5,471,576
	17,254,012	15,275,757
Total assets	141,517,130	142,629,989
EQUITY
Capital and reserves attributable to the Company’s shareholders
Share capital	1,333,935	1,333,621
Share premium	52,617,578	52,601,014
Reserves	2,853,371	2,827,331
Retained profits
2005 proposed final dividend	1,383,501	1,383,169
Others	19,526,546	18,139,210
	77,714,931	76,284,345
Minority interest	4,051	2,734
Total equity	77,718,982	76,287,079
LIABILITIES
Non-current liabilities
Long-term bank loans	11,682,715	11,981,518
Obligations under finance leases	27,186	145,367
Deferred income tax liabilities	5,575	5,613
Deferred revenue	3,150,544	3,348,232
	14,866,020	15,480,730
Current liabilities
Payables and accrued liabilities	19,633,562	18,526,628
Taxes payable	1,201,619	1,016,128
Amounts due to Domestic Carriers	893,379	822,006
Amounts due to Unicom Group	3,068	38,094
Amounts due to related parties	292,036	116,621
Short-term bonds	9,902,650	9,865,900
Short-term bank loans	4,752,181	7,024,358
Current portion of long-term bank loans	3,320,575	5,145,190
Current portion of obligations under finance leases	394,448	420,631
Advances from customers	8,538,610	7,886,624
	48,932,128	50,862,180
Total liabilities	63,798,148	66,342,910
Total equity and liabilities	141,517,130	142,629,989

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

For the three months ended 31 March 2006

		Unaudited For the three months ended 31 March
	Note	2006	2005
		RMB’000	RMB’000

Revenue (Turnover)
GSM Business		14,306,492	12,058,447
CDMA Business		6,824,334	6,650,950
Data and Internet Business		606,804	832,002
Long Distance Business		330,349	439,154
Total service revenue		22,067,979	19,980,553
Sales of telecommunications products		832,250	874,499
Total revenue	3	22,900,229	20,855,052
Leased lines and network capacities		(2,192,046)	(2,170,161)
Interconnection charges		(2,162,991)	(1,948,975)
Depreciation and amortisation		(5,444,351)	(5,017,715)
Employee benefit expenses		(1,605,417)	(1,390,894)
Selling and marketing expenses		(5,107,605)	(4,612,886)
General, administrative and other expenses		(3,164,737)	(2,721,435)
Cost of telecommunications products sold		(1,001,620)	(1,136,910)
Finance costs		(217,933)	(343,384)
Interest income		22,229	17,806
Other gains, net		4,957	2,617
Profit before income tax	3	2,030,715	1,533,115
Income tax expenses		(641,730)	(470,200)
Profit for the period		1,388,985	1,062,915
Attributable to:
Shareholders of the Company		1,387,668	1,062,915
Minority interest		1,317	—
		1,388,985	1,062,915
Basic earnings per share (RMB)	2	0.110	0.085
Diluted earnings per share (RMB)	2	0.110	0.084

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the three months ended 31 March 2006

		Unaudited For the three months ended 31 March
	Note	2006	2005
		RMB’000	RMB’000

Net cash inflow from operating activities		9,526,363	6,439,754
Net cash outflow from investing activities		(4,143,538)	(3,591,426)
Net cash outflow from financing activities		(4,289,652)	(2,508,730)
Net increase in cash and cash equivalents		1,093,173	339,598
Cash and cash equivalents, beginning of period		5,471,576	4,629,553
Cash and cash equivalents, end of period		6,564,749	4,969,151
Analysis of the balances of cash and cash equivalents:
Cash balances		5,037	7,182
Bank balances		6,559,712	5,011,969
Less: Restricted bank deposits	(i)	—	(50,000)
		6,564,749	4,969,151

Note (i): As of 31 March 2006, no bank balances (31 March 2005: RMB50 million) were restricted by the bank to secure for long-term bank loans.

Notes (amounts expressed in RMB unless otherwise stated)

1.             Basis of presentation

China Unicom Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activities of the Company are investment holding and the Company’s subsidiaries are engaged in the provision of GSM and CDMA cellular, data, Internet and long distance services in the PRC. The GSM and CDMA business hereinafter collectively refer to as the “Cellular Business”. The Company and its subsidiaries are hereinafter referred to as the “Group”.

As at 31 March 2006, the current liabilities of the Group had exceeded the current assets by approximately RMB31.68 billion (31 December 2005: RMB35.59 billion). This was mainly attributable to the use of short-term bank deposits and short-term bonds to repay long-term bank loans. Taking into account available financing facilities and continuous net cash inflows from operating activities, the Group has sufficient funds to meet its working capital requirements. As a result, the unaudited condensed consolidated accounts of the Group for the three months ended 31 March 2006 have been prepared under the going concern basis.

The accounting policies used for the unaudited condensed consolidated accounts for the three months ended 31 March 2006 are the same as those set out in Note 2 to the 2005 Annual Report.

2.             Basic and diluted earnings per share

Basic earnings per share for the three months ended 31 March 2006 and 2005 were computed by dividing the profit attributable to shareholders of approximately RMB1,387,668,000 and RMB1,062,915,000 by the weighted average number of 12,576,865,470 shares and 12,566,069,461 shares during the periods respectively.

Diluted earnings per share for the three months ended 31 March 2006 and 2005 were computed by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue during the periods, after adjusting for the effects of the dilutive potential ordinary shares. All potential dilutive ordinary shares arose from share options granted under (i) the amended Pre-Global Offering Share Option Scheme; and (ii) the amended Share Option Scheme. For the three months ended 31 March 2006 and 2005, all potential dilutive shares, which if converted to ordinary shares would decrease profit attributable to the shareholders per share.

3.             Related party transactions

For the three months ended 31 March 2006, the Group incurred recurring related party transactions with China United Telecommunications Limited ( the “Unicom Group”) and its subsidiaries of which approximately RMB64,649,000 (for the three months ended 31 March 2005: approximately RMB64,006,000) were included in the revenue and approximately RMB2,525,764,000 (for the three months ended 31 March 2005: approximately RMB2,578,157,000) were included in the costs and expenses.

FINANCIAL RESULTS’ OUTLINE

For the first quarter of 2006, the Company continued to drive to deepen the transformation of its business model and further enhance the marketing strategies. The steady growth of the various business segments was sustained.

I               Revenue

Growth in the revenue of the Company continued to remain steady for the first quarter of 2006. Revenue was RMB22.90 billion, an increase of 9.8% from the same period last year. Of the total revenue, service revenue was RMB22.07 billion, up 10.4% from the same period last year.

Service revenue from GSM Cellular Business was RMB14.31 billion, an increase of 18.6% from the same period last year. The average minutes of usage (“MOU”) per subscriber per month were 218.9 minutes and the average revenue per subscriber per month (“ARPU”) was RMB49.4. Service revenue from CDMA Cellular Business was RMB6.82 billion, an increase of 2.6% from the same period last year. The average MOU per subscriber per month was 264.1 minutes and the ARPU was RMB68.5. Service revenue from Long Distance, Data and Internet was RMB0.94 billion, a decrease of 26.3% from the same period last year.

II             Costs and Expenses

Costs and expenses for the first quarter were RMB20.87 billion, up 8.0% from the same period last year. The rate of increase in costs and expenses was lower than the growth rate in revenue. Among the total costs and expenses, depreciation and amortization expenses were RMB5.44 billion, selling and marketing expenses were RMB5.11 billion, general, administrative and other expenses were RMB3.16 billion. Bad debt expense was effectively under control; bad debt ratio dropped from 2.1% same period last year to 1.7% this period.

III            Earnings

The Company’s profit before income tax for the first quarter was RMB2.03 billion, an increase of 32.5% from the same period last year. Profit before income tax from GSM Cellular Business was RMB1.87 billion; profit before income tax from CDMA Cellular Business was RMB0.12 billion; profit before income tax from Long Distance, Data and Internet Business was RMB0.09 billion.

The Company’s profit for the first quarter of 2006 was RMB1.39 billion, up 30.7% from the same period last year. The earnings per share for the first quarter were RMB0.110.

EBITDA (Note 1) for the first quarter of 2006 was RMB7.67 billion, up 11.5% from the same period last year. EBITDA margin (EBITDA as a percentage of the revenue) was 33.5%.

Note 1: EBITDA represented the profit before interest income, finance costs, other gains (net), income tax expense, and depreciation and amortization.

Prospects

In 2006, the Company will respond by continuing to adopt development principles that are consistently rational, practical, and active, as well as striving greatly to achieve rapid development in our various businesses. This year, the Company will pursue the enhancement of management expertise and the operational executions, with an ultimate goal of increasing our comprehensive competitiveness and creating added value for the shareholders.

Caution Statement

The Board wishes to remind investors that the financial statements and the financial outlines for the first quarter ended 31 March 2006 are based on the Group’s internal records and management accounts. The financial statements for the first quarter ended 31 March 2006 have not been reviewed or audited by the auditors. The financial statements for the first quarter ended 31 March 2005 are extracted from the unaudited financial statements already disclosed by the Group, and the financial statements for the year ended 31 December 2005 are extracted from the audited financial statement as contained in the 2005 Annual Report.

Investors are cautioned not to unduly rely on financial data, statistics and comparison for the first quarter ended 31 March 2006. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.

The Board of Directors of the Company comprises of:

Executive Directors:	Chang Xiaobing, Shang Bing, Tong Jilu, Li Jianguo, Yang Xiaowei, Li Zhengmao, Li Gang and Zhang Junan
Non-executive Director:	Lu Jianguo
Independent Non-executive Directors:	Wu Jinglian, Shan Weijian, Cheung Wing Lam, Linus, and Wong Wai Ming

By Order of the Board
CHINA UNICOM LIMITED
CHU KA YEE
Company Secretary

Hong Kong, 27 April 2006